

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail stop 4561

September 30, 2015

Vincent Tianquan Mo
Chief Executive Officer
SouFun Holdings Limited
F9M, Building 5, Zone 4, Hanwei International Plaza
No. 186 South 4th Ring Road
Fengtai District, Beijing 100070
The People's Republic of China

>   **Re: SouFun Holdings Limited**
>   **Form 20-F for the Fiscal Year Ended December 31, 2014**
>   **Filed April 28, 2015**
>   **File No. 001-34862**

Dear Mr. Mo:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services